==============================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                        Report of Foreign Private Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                      the Securities Exchange Act of 1934


For the month of,         May                                  2007
                          ---------------------------------   -----------------
Commission File Number    001-14620
                          ---------------------------------   -----------------

                      Crystallex International Corporation
-------------------------------------------------------------------------------
                (Translation of registrant's name into English)

       18 King Street East, Suite 1210, Toronto, Ontario, Canada M5C 1C4
-------------------------------------------------------------------------------
                    (Address of principal executive offices)

         Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40F:

                Form 20-F                       Form 40-F   X
                          --------                         --------

         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ________

         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _________

         Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                Yes                             No  X
                     ---------------               --------

         If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______________



===============================================================================

                   DOCUMENTS INCLUDED AS PART OF THIS REPORT


     Document

         1 Consolidated Financial Statements for the Three Month Period Ended March 31, 2007

         2 Management's Discussion and Analysis for the Three Month Period Ended March 31, 2007

This Report on Form 6-K is incorporated by reference into all of the Registrant's outstanding registration statements on Form F-2, F-3, F-10 and S-8 that have been filed with the Securities and Exchange Commission.

                                                                     DOCUMENT 1

CRYSTALLEX INTERNATIONAL CORPORATION





Consolidated Financial Statements

March 31, 2007

(Unaudited)

(Expressed in United States Dollars)










             The external auditors have not reviewed these interim
             -----------------------------------------------------
                      consolidated financial statements.
                      ----------------------------------


Crystallex International Corporation

Consolidated Balance Sheets
(Unaudited)
(Expressed in United States dollars)
====================================================================================================
                                                                      March 31,        December 31,
                                                                           2007                2006
                                                                  ---------------    ---------------

ASSETS

CURRENT
Cash and cash equivalents                                         $   9,410,728       $  28,573,142
Accounts receivable                                                     559,566             490,090
Production inventories (Note 4)                                       3,957,678           4,867,577
Prepaid expenses and other                                            6,292,265           4,760,999
----------------------------------------------------------------------------------------------------
                                                                     20,220,237          38,691,808

PROPERTY, PLANT AND EQUIPMENT  (Note 5)                             264,587,857         256,455,027
DEFERRED FINANCING FEES                                                       -           2,595,627
----------------------------------------------------------------------------------------------------
TOTAL ASSETS                                                      $ 284,808,094       $ 297,742,462
====================================================================================================

LIABILITIES

CURRENT
Accounts payable and accrued liabilities                          $   8,541,972       $  12,791,456
Current portion of debt (Note 6)                                      2,445,841           3,172,559
Current portion of asset retirement obligations (Note 7)                333,805             239,408
----------------------------------------------------------------------------------------------------
                                                                     11,321,618          16,203,423
DEBT (Note 6)                                                        82,178,238          84,524,929
ASSET RETIREMENT OBLIGATIONS  (Note 7)                                  927,499             971,167
----------------------------------------------------------------------------------------------------
                                                                     94,427,355         101,699,519
----------------------------------------------------------------------------------------------------

COMMITMENTS AND CONTINGENCIES (Note 1 and 11)

SHAREHOLDERS' EQUITY

SHARE CAPITAL (Note 8)                                              450,094,550         448,100,697
CONTRIBUTED SURPLUS                                                  23,656,402          23,135,187
ACCUMULATED  OTHER COMPREHENSIVE INCOME                              11,958,981          11,958,981
DEFICIT                                                           (295,329,194)       (287,151,922)
----------------------------------------------------------------------------------------------------
                                                                    190,380,739         196,042,943
----------------------------------------------------------------------------------------------------
                                                                  $ 284,808,094       $ 297,742,462
====================================================================================================


The accompanying notes are an integral part of the consolidated financial statements.


Crystallex International Corporation

Consolidated Statements of Operations
   and Comprehensive Operations
(Unaudited)
(Expressed in United States dollars)
--------------------------------------------------------------------------------

                                             Three month          Three month
                                            period ended         period ended
                                               March 31,            March 31,
                                                    2007                 2006
                                          ---------------  -------------------

MINING REVENUE                               $ 6,358,387         $  7,078,509
--------------------------------------------------------------------------------

OPERATING EXPENSES
Operations                                     6,789,976            6,324,003
Amortization                                      50,729              427,035
Depletion                                              -              268,859
--------------------------------------------------------------------------------
                                               6,840,705            7,019,897
--------------------------------------------------------------------------------
OPERATING INCOME ( LOSS)                       (482,318)               58,612
--------------------------------------------------------------------------------

OTHER EXPENSES
Amortization                                      21,117              182,819
Interest on debt                               3,215,912            3,530,896
General and administrative                     4,620,744            3,501,142
Stock-based compensation                         711,595              109,305
--------------------------------------------------------------------------------
                                               8,569,368            7,324,162
--------------------------------------------------------------------------------

LOSS BEFORE OTHER ITEMS                      (9,051,686)          (7,265,550)
--------------------------------------------------------------------------------

OTHER ITEMS
Interest and other income                        194,085              333,012
Foreign exchange (loss) gain                     680,329             (23,780)
--------------------------------------------------------------------------------
                                                 874,414              309,232
--------------------------------------------------------------------------------
NET LOSS AND COMPREHENSIVE LOSS FOR
    THE PERIOD                             $ (8,177,272)        $ (6,956,318)
================================================================================

BASIC AND DILUTED NET LOSS
   PER SHARE                               $      (0.03)        $      (0.03)
================================================================================

WEIGHTED AVERAGE NUMBER OF SHARES
   OUTSTANDING -  Basic and diluted          245,974,600          216,405,414
================================================================================

               The accompanying notes are an integral part of the
                       consolidated financial statements.


Crystallex International Corporation

Consolidated Statements of Cash Flows
(Unaudited)
(Expressed in United States dollars)
-----------------------------------------------------------------------------------------------------

                                                                  Three month          Three month
                                                                 period ended         period ended
                                                                    March 31,            March 31,
                                                                         2007                 2006
                                                            ------------------   ------------------

CASH FLOWS (USED) IN OPERATING ACTIVITIES
  Net loss for the period                                     $   (8,177,272)        $ (6,956,318)
  Adjustments to reconcile loss to net
    cash used in operating activities:
       Amortization and depletion                                     21,117              806,619
       Accretion expense on asset retirement obligation               50,729               72,094
       Unrealized foreign exchange gain                                    -              (29,328)
       Directors' fees                                                60,000                    -
       Interest accretion on long-term debt                          809,962              962,379
       Stock based compensation                                      711,595              109,305

  Changes in other operating assets and liabilities:
       Increase in accounts receivable                               (69,476)            (467,660)
       Decrease in production inventories                            909,899              465,720
       Increase in prepaid expenses and other                     (1,531,266)            (486,954)
       Decrease in accounts payable and
         accrued liabilities                                      (3,997,941)          (5,878,194)
-----------------------------------------------------------------------------------------------------
                                                                 (11,212,653)         (11,402,337)
-----------------------------------------------------------------------------------------------------

CASH FLOWS (USED) IN  INVESTING ACTIVITIES
  Investment in property, plant and equipment                     (8,405,490)         (20,951,911)
  Decrease  in restricted cash and cash equivalents                        -           15,271,499
-----------------------------------------------------------------------------------------------------
                                                                  (8,405,490)          (5,680,412)
-----------------------------------------------------------------------------------------------------

CASH FLOWS (USED) IN  FINANCING ACTIVITIES
  Issuance of common shares for cash                                 843,473           32,784,245
  Issuance of warrants for cash                                            -            2,092,725
  Debt repayments                                                   (387,744)          (2,387,409)
-----------------------------------------------------------------------------------------------------
                                                                     455,729           32,489,561
-----------------------------------------------------------------------------------------------------

INCREASE (DECREASE) IN CASH                                      (19,162,414)          15,406,812

CASH, BEGINNING OF PERIOD                                         28,573,142            4,070,019
-----------------------------------------------------------------------------------------------------

CASH, END OF PERIOD                                           $  9,410,728           $ 19,476,831
=====================================================================================================

Supplemental disclosure with respect to cash flows (Note 9)
The accompanying notes are an integral part of the consolidated financial statements.



Crystallex International Corporation

Consolidated Statements of Shareholders' Equity
(Unaudited)
(Expressed in United States dollars)
----------------------------------------------------------------------------------------------------------------------------------
                                                                 Equity                   Accumulated
               Number of                                      component of  Cumulative      Other
                Common                 Number    Contributed  Exchangeable  Translation  Comprehensive
                Shares      Amount    Warrants     Surplus     Bank Loan    Adjustment      Income       Deficit        Total
----------------------------------------------------------------------------------------------------------------------------------

Balance at
  December
  31, 2005  208,036,316  $336,491,624  8,997,727  $ 32,489,216  $ 2,564,366   $11,958,981  $       -  $(251,467,693)  $132,036,494

Transition
  adjustment
  (Note 3)            -             -          -             -            -   (11,958,981) 11,958,981             -   $          -

Shares issued:

  Unit
  offerings  20,924,000    51,208,985 17,312,500     5,972,069            -             -          -             -    $57,181,054
  Exercise
  of options  1,641,800     5,490,735          -    (1,838,981)           -             -          -             -    $ 3,651,754
  Issuance
  of shares
  under
  equity
  draw down
  facility    1,661,130     4,317,661          -             -            -             -          -             -    $  4,317,661
  Settlement
  of promissory
  note          611,300     1,800,000          -             -            -             -          -             -    $  1,800,000
  Settlement
  of bank
  loan        3,765,841     7,641,266          -             -   (2,564,366)            -          -             -    $  5,076,900
  Conversion
  of warrants 8,764,682    41,089,701 (8,764,682)  (17,316,647)           -             -          -             -    $ 23,773,054
  Directors'
  fees           19,170        60,000          -             -            -             -          -             -    $     60,000
  Share
  exchange -
  El Callao         255           725          -             -            -             -          -             -    $        725

Options
issued to
employees             -             -          -     2,463,691            -             -          -             -    $  2,463,691

Warrants
issued for
professional
fees                  -             -    500,000     1,365,839            -             -          -             -    $  1,365,839

Warrants
issued in
exchange
for early
exercise of
warrants              -             -    875,000             -            -             -          -             -    $          -

Warrants
expired
during the
year                  -             -   (233,045)            -            -             -          -             -    $          -

Loss for
the year              -             -          -             -            -             -          -   (35,684,229)   $(35,684,229)
-----------------------------------------------------------------------------------------------------------------------------------
Balance at
December
31, 2006    245,424,494   448,100,697 18,687,500    23,135,187            -             - 11,958,981 (287,151,922)[1] $196,042,943

Shares
issued
(Unaudited):

  Exercise
  of options    725,600     1,033,781          -      (190,380)           -             -         -             -     $   843,401

  Settlement
  of promis-
  sory note     245,710       900,000          -             -            -             -         -             -     $   900,000

  Directors'
  fees           16,578        60,000          -             -            -           -           -             -     $    60,000

  Share
  exchange -
  El Callao          24            72          -             -            -           -           -             -     $        72

Options
issued to
employees
(Unaudited)           -             -          -       711,595            -           -           -             -     $   711,595
Loss for
the period
(Unaudited)           -             -          -             -            -           -           -    (8,177,272)    $(8,177,272)
-----------------------------------------------------------------------------------------------------------------------------------
Balance at
March 31,
2007
(Un-
audited)    246,412,406  $450,094,550 18,687,500   $23,656,402      $     -    $      - $11,958,981 $(295,329,194)[1] $190,380,739
-----------------------------------------------------------------------------------------------------------------------------------

[1] Includes total comprehensive deficit for the three months ended March 31, 2007 of $283,370,213 (2006 - $246,465,030).

The accompanying notes are an integral part of the consolidated financial statements.


Crystallex International Corporation
Notes to the Consolidated Financial Statements
March 31, 2007
(Unaudited)
(Expressed in United States dollars)
-------------------------------------------------------------------------------


1.     NATURE OF OPERATIONS AND CONTINUATION OF BUSINESS

       Crystallex International Corporation ("Crystallex" or the "Company") is engaged in the production of gold and related activities including exploration, development, mining and processing in Venezuela. As reflected in these financial statements, the Company has not generated sustainable operating capital from its business activities and has relied on debt, equity and other forms of financing to meet its obligations. Management is of the opinion that additional financing is available to continue its planned activities in the normal course upon completion of the permitting process (refer below); however, while the Company has been successful in the past, there can be no assurance it will be able to raise sufficient funds in the future.

       The Company's principal asset is the Las Cristinas project, currently under development in Venezuela. Continued development and the ultimate commencement of commercial production are dependent upon receipt of the Permit to Impact Natural Resources ("the Permit") which will allow management to proceed to put in place financing to fund construction. These financial statements have been prepared on a going concern basis which assumes that the Company will be successful in obtaining the Permit and will be able to obtain the necessary financing to complete the Las Cristinas project through project debt, other forms of public market debt, or equity financing; thereby fulfilling its commitment under its Mine Operating Agreement. The Company continues to believe that it will be successful in obtaining the Permit and any other government approvals that are necessary to complete the mine development and commence commercial production, since it received official notice in March 2006 from the Venezuelan Ministry of Basic Industries and Mining ("MIBAM") advising that MIBAM has formally approved the technical, economic and financial Feasibility Study for the Las Cristinas project.

       The carrying value of the Las Cristinas assets could be subject to material adjustment in the event that this permit or any other permits are not received or that financing efforts are not successful, and, in addition, other adjustments to amounts and classification of assets and liabilities may be necessary to these consolidated financial statements should such circumstances impair the Company's ability, in future, to continue as a going concern as contemplated under accounting principles generally accepted in Canada.

2.     SIGNIFICANT ACCOUNTING POLICIES - BASIS OF PRESENTATION

       The unaudited interim period consolidated financial statements of the Company have been prepared in accordance with Canadian generally accepted accounting principles. These unaudited interim consolidated financial statements do not contain all of the disclosures required by Canadian generally accepted accounting principles and therefore should be read together with the most recent audited annual consolidated financial statements and the accompanying notes thereto. The preparation of these consolidated financial statements is based on the accounting policies and practices consistent with those used in the preparation of the Company's annual consolidated financial statements as at December 31, 2006 and for the year then ended except for certain new accounting pronouncements which have been adopted effective January 1, 2007 as described in Note 3. Certain comparative amounts have been reclassified to conform to the current period's presentation.

Crystallex International Corporation
Notes to the Consolidated Financial Statements
March 31, 2007
(Unaudited)
(Expressed in United States dollars)
-------------------------------------------------------------------------------


3.     CHANGES IN ACCOUNTING POLICIES

       On January 1, 2007 the Company adopted three new accounting standards that were issued by the Canadian Institute of Chartered Accountants ("CICA"): (i) Handbook Section 1530 Comprehensive Income, (ii) Section 3855, Financial Instruments - Recognition and Measurement, (iii) Section 3865, Hedges. These standards were adopted prospectively, and accordingly, the comparative amounts for the prior periods have not been restated. The principal requirements in the accounting standards are described below.

       Section 1530 - Comprehensive Income

       Comprehensive income is composed of net income and other comprehensive income ("OCI"). OCI is the change in shareholders' equity, which results from transactions and events from sources other than the Company's shareholders. These transactions and events include changes in the currency translation adjustment relating to self-sustaining foreign operations and unrealized gains and losses resulting from changes in fair value of certain financial instruments. The Company has included an Interim Consolidated Statement of Operations and Comprehensive Operations for changes in these items in the first quarter of 2007, while the cumulative changes in OCI are included in accumulated other comprehensive income ("AOCI"), which is presented as a new category of shareholders' equity in the Consolidated Balance Sheet.

       Section 3855 - Financial Instruments - Recognition and Measurement

       Under the new standards, financial assets, financial liabilities and derivatives are initially recognized at fair value and their subsequent measurement depends on their classification as described below. All financial assets or liabilities, with the exception of those securities designated as "held-to-maturity" ("HTM"), financial assets designated as "available-for-sale" ("AFS), financial assets that are loans and receivables and other financial liabilities, are measured at fair value on each balance sheet date, with changes in fair value recorded in the Consolidated Statement of Operations and Comprehensive Operations. Financial instruments classified as HTM, loans and receivables or other financial liabilities are recorded at amortized cost. Financial instruments classified as AFS are measured at fair value, with changes in fair value recorded in OCI, with the exception of AFS equity securities that do not have quoted market prices in an active market which are measured at cost.

       Derivative instruments are carried at fair value, including those derivative instruments that are embedded in financial or non-financial contracts which are not closely related to the host contracts. Changes in the fair values of derivative instruments are recognized in the Consolidated Statement of Operations and Comprehensive Operations, with the exception of derivative instruments designated in effective cash flow hedges or hedges of foreign currency exposure in a self-sustaining foreign operation.

Crystallex International Corporation
Notes to the Consolidated Financial Statements
March 31, 2007
(Unaudited)
(Expressed in United States dollars)
-------------------------------------------------------------------------------


       Section 3685 - Hedges

       Section 3865 specifies the criteria that must be satisfied in order for hedge accounting to be applied and the accounting for each of the permitted hedging strategies: fair value hedges and cash flow hedges. These criteria have not changed substantially. Any hedge ineffectiveness is measured and recorded in current period in the Consolidated Statement of Operations and Comprehensive Operations. Hedge accounting is discontinued prospectively when the derivative no longer qualifies as an effective hedge, or the derivative is terminated or sold, or upon the sale or early termination of the hedged item.

       The company did not have any outstanding hedging contracts as at March 31, 2007 and December 31, 2006.

       Impact upon adoption of Sections 1530, 3855 and 3865

       There is no material impact to the Company's financial statements on adoption of these new standards.

Crystallex International Corporation
Notes to the Consolidated Financial Statements
March 31, 2007
(Unaudited)
(Expressed in United States dollars)
-------------------------------------------------------------------------------


4.     PRODUCTION INVENTORIES


                                                  March 31,        December 31,
                                                      2007                2006
                                               -------------      --------------
       Gold in dore                             $   286,211         $   524,360
       Gold in process                              753,916             563,746
       Stockpiled ore                                26,146             958,271
       Consumables and spare parts                2,891,405           2,821,200
--------------------------------------------------------------------------------
                                                $ 3,957,678         $ 4,867,577
--------------------------------------------------------------------------------


5.     PROPERTY, PLANT AND EQUIPMENT

       The components of property, plant and equipment are as follows:


                                               March 31, 2007
                           -----------------------------------------------------
                                               Accumulated
                              Cost, Net        Amortization
                                 of                and                Net Book
                              Writedowns        Depletion              Value
                           -----------------------------------------------------
       Plant and equipment   $ 115,134,986     $     9,024,240     $ 106,110,746
       Mineral properties      166,383,688           7,906,577       158,477,111
       -------------------------------------------------------------------------
                             $ 281,518,674     $    16,930,817     $ 264,587,857
       -------------------------------------------------------------------------


                                             December 31, 2006
                           -----------------------------------------------------
                                                Accumulated
                              Cost, Net         Amortization
                                 of                 and               Net Book
                              Writedowns          Depletion             Value
                           -----------------------------------------------------
       Plant and equipment   $ 113,865,685     $     9,003,122     $ 104,862,563
       Mineral properties      159,499,041           7,906,577       151,592,464
       -------------------------------------------------------------------------
                             $ 273,364,726     $    16,909,699     $ 256,455,027
       -------------------------------------------------------------------------
>

Crystallex International Corporation
Notes to the Consolidated Financial Statements
March 31, 2007
(Unaudited)
(Expressed in United States dollars)
-------------------------------------------------------------------------------


5.     PROPERTY, PLANT AND EQUIPMENT (continued)

       The net book values of property, plant and equipment by location are as follows:


                            --------------------------------------------------
                                              March 31, 2007
                            --------------------------------------------------
                                Plant and           Mineral
                                Equipment         properties          Total
                            --------------------------------------------------
       Las Cristinas          $ 105,960,955     $ 158,477,111   $  264,438,066
       Corporate                    149,791                 -          149,791
       -----------------------------------------------------------------------
       Total                  $ 106,110,746     $ 158,477,111   $  264,587,857
       -----------------------------------------------------------------------


                            --------------------------------------------------
                                            December 31, 2006
                            --------------------------------------------------
                                Plant and         Mineral
                                Equipment        properties           Total
                            ---------------------------------------------------
       Las Cristinas          $ 104,691,650     $ 151,592,464   $   256,284,114
       Corporate                    170,913                 -           170,913
       ------------------------------------------------------------------------
       Total                  $ 104,862,563     $ 151,592,464   $   256,455,027
       ------------------------------------------------------------------------


6.     DEBT

                                                     March 31,    December 31,
                                                          2007            2006
                                              -----------------   ------------
       Bank loan                                 $  2,760,207     $ 3,163,011
       Exchangeable promissory note                   900,000       1,800,000
       Notes payable                               80,963,872      82,734,477
       -----------------------------------------------------------------------
                                                   84,624,079      87,697,488
       Less: Current portion of debt                2,445,841       3,172,559
       -----------------------------------------------------------------------
                                                 $ 82,178,238     $84,524,929
       -----------------------------------------------------------------------


       Deferred Financing Fees

       At March 31. 2007 deferred financing fees of $2,453,626 have been reclassified as a transition adjustment to new accounting standards. Accordingly Bank loan and Notes payable are net of deferred financing fees of $2,390,599 and $63,037 respectively..

Crystallex International Corporation
Notes to the Consolidated Financial Statements
March 31, 2007
(Unaudited)
(Expressed in United States dollars)
-------------------------------------------------------------------------------


6.     DEBT (continued)

       Bank loan

       Pursuant to its term loan facility and credit agreement with Standard Bank Plc ("SB"), the Company is required to make additional principal repayments upon the issuance of equity or convertible or exchangeable debt securities other than issuances pursuant to existing credit arrangements. Accordingly, upon completion of the private placement unit offerings in February 2006 and August 2006, the Company repaid $2,123,800 and $1,889,324, respectively of principal due to SB.

       In May 2006, SB elected to convert into common shares $7,500,000 principal amount of the loan in accordance with the terms of the credit agreement. As a result of the conversion, Crystallex issued 3,765,841 common shares to SB as settlement of the $7,500,000 face value amount of the loan as well accrued interest, accretion and deferred financing fees at a total book value of $7,641,266.


       Exchangeable Promissory Note

       On December 31, 2005, the Company, through ECM (Venco) Ltd, ("ECM"), an indirect wholly-owned subsidiary, issued to Corporacion Vengroup, S.A. ("Vengroup") a $3,600,000 exchangeable promissory note of ECM.

       Under the terms of the exchangeable promissory note, either party may elect to have the instalment payment satisfied by the delivery of Crystallex common shares. The number of shares to be delivered to Vengroup is based on the weighted average trading price of the Crystallex common shares on the TSX during the five trading days immediately preceding delivery of an exchange notice.

       In March 2006 Vengroup exercised its right to exchange the June 29, 2006 principal instalment payment of $900,000 for common shares of Crystallex. The Company issued 307,213 common shares as settlement of this principal instalment payment.

       In July 2006 Vengroup exercised its right to exchange the December 29, 2006 principal installment payment of $900,000 for common shares of Crystallex. The Company issued 304,087 common shares as settlement of this principal installment payment

       In January 2007 Vengroup exercised its right to exchange the June 29, 2007 principal installment payment of $900,000 for common shares of Crystallex. The Company issued 245,710 common shares as settlement of this principal installment payment.

       Where the Company satisfies its obligations to make instalment payments on the due date by delivery of Crystallex common shares, the Company has agreed with Vengroup that Vengroup will dispose of these shares in an orderly fashion. The Company has agreed to indemnify Vengroup for any net cumulative loss, based on the issue price, on the sale of these shares for a nine month period, up to the next instalment payment due date. As at March 31, 2007 the Company had not delivered to Vengroup any common shares under this arrangement.

Crystallex International Corporation
Notes to the Consolidated Financial Statements
March 31, 2007
(Unaudited)
(Expressed in United States dollars)
-------------------------------------------------------------------------------



6.     DEBT (continued)

       Notes Payable

       In conjunction with a Unit offering on December 23, 2004 the Company issued $100,000,000 principal amount senior unsecured notes (the "Notes") with a coupon rate of 9.375%, due on December 30, 2011 for net proceeds of $75,015,250, after expenses and equity allocation. Interest is payable of a semi-annual basis on January 15 and July 15 of each year, beginning July 15, 2005. The Company may redeem the Notes, in whole or in part, at any time after December 31, 2008 at a redemption price of between 100% and 102% of the principal amounts of the Notes, depending on the redemption date, plus accrued and unpaid interest and additional interest, if any, to the date of the redemption. In addition, the Company may be required to redeem the Notes for cash under certain circumstances, such as a change in control in the Company or where the Company ceases to beneficially own, directly or indirectly, at least a majority interest in the Las Cristinas Project; or the Company may redeem the Notes, in whole but not in part, for cash at its option under certain circumstances, such as a change in the applicable Canadian withholding tax legislation.

       The notes were derived from a financial instrument that contained both a liability and equity component. As a result, the equity component was allocated based on the fair value of the shares issued with the Unit offering, calculated at $21,450,000 with $78,550,000 being the discounted fair value of the Notes. The discounted fair value of the Notes is accreted to the face value of the Notes using the effective interest rate method over its seven year term, with the resulting charge recorded to interest expense.


       Interest accretion

       Interest accretion on the Notes payable and Bank loan of $809,962 was expensed during the three month period ended March 31, 2007 (March 31, 2006 - $962,379) as a component of interest expense.

Crystallex International Corporation
Notes to the Consolidated Financial Statements
March 31, 2007
(Unaudited)
(Expressed in United States dollars)
-------------------------------------------------------------------------------



7.     ASSET RETIREMENT OBLIGATIONS

       The key assumptions on which the fair value of the asset retirement obligations are based include the estimated future cash flows, the timing of those cash flows, and the credit-adjusted risk-free rate or rates at which the estimated cash flows have been discounted. The Company used discount rates of 15% to 25%. As of March 31, 2007, undiscounted cash outflows approximating $1.7 million are expected to occur over a five year period.

       In view of the uncertainties concerning future asset retirement and progressive reclamation costs, the ultimate costs to the Company could differ materially from the amounts estimated. The estimate for the future liability is subject to change based on possible amendments to applicable laws and legislation, the nature of ongoing operations and technological innovations. Future changes, if any, due to their nature and unpredictability, could have a significant impact and would be reflected prospectively, as a change in an accounting estimate.

       The following table explains the change in the asset retirement obligations:


                                                                    March 31,       December 31,
       As at                                                             2007               2006
       -----------------------------------------------------------------------------------------
       Asset retirement obligations, beginning of period        $   1,210,575        $ 1,520,738
          Accretion expense                                            50,729            288,376
          Revisions in estimated cash flows                                 -           (598,539)
       ------------------------------------------------------------------------------------------
                                                                    1,261,304          1,210,575
       Less : current portion                                         333,805            239,408
       ------------------------------------------------------------------------------------------
       Asset retirement obligations, end of period              $     927,499        $   971,167
       ------------------------------------------------------------------------------------------

Crystallex International Corporation
Notes to the Consolidated Financial Statements
March 31, 2007
(Unaudited)
(Expressed in United States dollars)
-------------------------------------------------------------------------------


8.     SHARE CAPITAL


                                                                          March 31,           December 31,
                                                                              2007                    2006
       ----------------------------------------------------------------------------------------------------
       Authorized
          Unlimited common shares, without par value
          Unlimited Class "A" preference shares, no par value
          Unlimited Class "B" preference shares, no par value
       Issued
          246,412,406 Common Shares (2006 - 245,424,494)                $ 450,094,550        $ 448,100,697
       ----------------------------------------------------------------------------------------------------


       Warrants

       As at March 31, 2007 common share purchase warrants were outstanding enabling the holders to acquire common shares as follows:


                                                         Number   Contractual
       Exercise Price                               of warrants   Life (Years)
       -------------------------------------------------------------------------

       $1.75                                            500,000       0.21
       $3.86 ($4.25 CAD)                              5,062,500       0.87
       $4.00                                            875,000       1.29
       $4.25                                         12,250,000*       -
       ------------------------------------------------------------------------
                                                     18,687,500
       ------------------------------------------------------------------------

       * These warrants become exercisable for an eighteen month period commencing on the date which is 45 days following the receipt of the Permit for the Company's Las Cristinas project.

Crystallex International Corporation
Notes to the Consolidated Financial Statements
March 31, 2007
(Unaudited)
(Expressed in United States dollars)
-------------------------------------------------------------------------------


8.     SHARE CAPITAL (continued)

       A summary of common share purchase warrants outstanding as at March 31 and changes during each of the three month period then ended is as follows:

                                    Three month period     Three month period
                                    ended March 31, 2007   ended March 31, 2006
                             ---------------------------   ---------------------
                                             Weighted                   Weighted
                                              Average                    Average
                                Number of    exercise       Number of   exercise
                                 warrants      price        warrants     price
       -------------------------------------------------------------------------
       Balance -December 31     18,687,500      4.01         8,997,727    2.69
       Granted                           -         -        12,250,000    4.25
       Exercised                         -         -           (25,000)   2.75
       Expired or cancelled              -         -                 -       -
       -------------------------------------------------------------------------
       Balance - March 31       18,687,500      4.01        21,222,727    3.59
       -------------------------------------------------------------------------


       Stock options

       The Company has a stock option plan that provides for the granting of options to executive officers, directors, employees and service providers of the Company. Under the stock option plan, the exercise price of each option equals the closing price of the Company's stock on the trading day immediately preceding the date of the grant. Stock options granted to service providers and employees, executive officers, and directors have a life of two, five and ten years, respectively. Stock options may vest immediately, or over periods ranging from one year to three years.

       The Company determines the fair value of the employee stock options using the Black Scholes option pricing model. The fair value of the employee stock options granted in the period ended March 31, 2007 was determined using the following assumptions: risk free interest rate of 4%; weighted average expected life of the options of 3 years; and expected volatility of 110%.

Crystallex International Corporation
Notes to the Consolidated Financial Statements
March 31, 2007
(Unaudited)
(Expressed in United States dollars)
-------------------------------------------------------------------------------



8.     SHARE CAPITAL (continued)

       As at March 31, 2007 stock options were outstanding enabling the holders to acquire common shares as follows



                                                 Outstanding Options                       Exercisable Options
                                                 -------------------                       -------------------
                                                    Weighted
                                                     Average          Weighted                            Weighted
                                                    Remaining          Average                            Average
       Range of                          Number     Contractual       Exercise           Number           Exercise
       Exercise Price - Cdn. $       of Options     Life (Years)    Price - Cdn$        Exercisable     Price - Cdn$
       -------------------------------------------------------------------------  ----------------------------------
       $1.00 to $1.50                   797,500          1.39          1.46                797,500        1.46
       $1.75 to $2.60                 3,584,335          4.00          2.22              3,584,335        2.22
       $2.65 to $3.60                 4,339,754          4.98          3.11              3,876,421        3.08
       $4.00 to $4.65                 2,326,900          4.64          4.19              1,561,400        4.24
       -------------------------------------------------------------------------  ----------------------------------
                                     11,048,489          4.33          2.93              9,819,656        2.82
       -------------------------------------------------------------------------  ----------------------------------


       A summary of the status of the stock option plan as at March 31 and changes during each of the three month periods then ended is as follows:


                                   Three month period ended              Three month period ended
                                         March 31, 2007                        March 31, 2006
                                  ----------------------------         --------------------------
                                   Number of       Exercise             Number of     Exercise
                                    Options        Price - Cdn$         Options      Price - Cdn$
       ------------------------------------------------------------------------------------------
       Balance - December 31     11,394,085             2.80          11,327,394            2.63
       Granted                      442,004             3.43             192,000            2.90
       Exercised                  (725,600)             1.36            (60,500)            2.81
       Cancelled                   (62,000)             3.99                   -               -
       ------------------------------------------------------------------------------------------
       Balance - March 31        11,048,489             2.93          11,458,894            2.63
       ------------------------------------------------------------------------------------------


9.     SUPPLEMENTAL DISCLOSURES WITH RESPECT TO CASH FLOWS


                                             March 31, 2007       Mach 31, 2006
                                             --------------       -------------
       Cash paid during the three months
         ended March 31
         For interest                        $4,749,748          $5,237,811
         For income taxes                            -                   -
       ------------------------------------------------------------------------

Crystallex International Corporation
Notes to the Consolidated Financial Statements
March 31, 2007
(Unaudited)
(Expressed in United States dollars)
-------------------------------------------------------------------------------



9.     SUPPLEMENTAL DISCLOSURES WITH RESPECT TO CASH FLOWS  (continued)


       Investment in property, plant and equipment for the three months ended March 31,

                                                                         2007              2006
                                                               ---------------   ---------------
       Net book value of property, plant and equipment
          January 1                                              $256,455,027      $215,260,043
       Net book value of property, plant and equipment
          March 31                                                264,587,857       230,416,616
-------------------------------------------------------------------------------------------------
Net additions to property , plant and equipment (after
  amortization and depletion) during the three months
   ended March 31                                                   8,132,830        15,156,573
 Amortization and depletion expenses
      for three months ended March 31                                  21,117           806,619
-------------------------------------------------------------------------------------------------
Net additions to property , plant and equipment
  during the three months ended March 31                            8,153,947        15,963,192
Reduction  to accruals related to
   property ,plant and equipment acquisitions of
   prior periods                                                      251,543         4,988,719
-------------------------------------------------------------------------------------------------
Cash investment in property, plant and equipment
  during the three months ended March 31                         $  8,405,490      $ 20,951,911
-------------------------------------------------------------------------------------------------



       Issuance of common shares for the three months ended March 31


                                                                       2007                 2006
                                                                 -------------      --------------
       Cash received from:
         Unit offerings                                           $        -         $ 28,251,789
         Conversion of warrants                                            -               68,750
         Issuance of shares under equity draw down facility                -            4,317,661
         Share Exchange - El Callao                                       72                    -
         Exercise of options                                         843,401              146,045
       --------------------------------------------------------------------------------------------
       Issuance of common shares for cash during for the
       three months ended March 31                                $  843,473         $ 32,784,245
       --------------------------------------------------------------------------------------------

Crystallex International Corporation
Notes to the Consolidated Financial Statements
March 31, 2007
(Unaudited)
(Expressed in United States dollars)
-------------------------------------------------------------------------------


9.     SUPPLEMENTAL DISCLOSURES WITH RESPECT TO CASH FLOWS  (continued)


       Debt repayment for the three months ended March 31


                                                         2007            2006
                                                -------------- ----------------
       Debt repayment comprises:
       Principal instalment repayments            $  387,744       $ 2,387,409
       ------------------------------------------------------------------------


       Significant non-cash transactions for the three months ended March 31

                                                           2007           2006
                                                   -------------   ------------
       Issuance of common shares for directors'
         fees - 16,578  shares ( 2006 - Nil shares) $   60,000       $       -
       ------------------------------------------------------------------------


10.    SEGMENTED INFORMATION

       Operating segments are defined as components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision maker, or decision-making group, in deciding how to allocate resources and in assessing performance. All of the Company's operations are within the mining sector. Due to geographic and political diversity, the Company's mining operations are decentralized, whereby mine general managers are responsible for business results and regional corporate offices provide support to the mines in addressing local and regional issues. The Company's operations are therefore segmented on a district basis. The Company's only product is gold, produced from mines located in Venezuela.

       The segments' accounting policies are the same as those described in the summary of significant accounting policies except that other expenses, the commodity contract gain/loss and other items are not allocated to the individual operating segments when determining profit or loss, but rather are attributed to the corporate office.

       Geographic information:

       Substantially all revenues generated and capital assets held by the Company are in Venezuela, except for long-lead time capital assets required for the development of Las Cristinas, which are located temporarily in Houston, Texas and Antwerp, Belgium.

Crystallex International Corporation
Notes to the Consolidated Financial Statements
March 31, 2007
(Unaudited)
(Expressed in United States dollars)
-------------------------------------------------------------------------------


10.    SEGMENTED INFORMATION (continued)



                                                             Venezuelan       Las Cristinas
                                        Corporate            Operations         Development               Total
                                    ----------------     ----------------    ------------------      -----------------
     2007
     Mining revenue                  $           -       $   6,358,387          $             -       $   6,358,387
     Operating costs                 $           -       $  (6,789,976)         $             -       $  (6,789,976)
     Interest and other income       $     194,085       $           -          $             -       $     194,085
     Interest expense                $  (3,155,728)      $     (60,184)         $             -       $  (3,215,912)
     Depletion and amortization      $     (21,117)      $     (50,729)         $             -       $     (71,846)
     Segment profit (loss)           $  (7,638,649)      $    (538,623)         $             -       $  (8,177,272)
     Segment assets                  $   8,276,779       $  10,194,452          $   266,336,863       $ 284,808,094
     Capital expenditures            $           -       $           -          $     8,405,490       $   8,405,490
----------------------------------------------------------------------------------------------------------------------
     2006
     Mining revenue                  $           -       $   7,078,509                                $   7,078,509
     Operating costs                 $           -       $  (6,324,003)         $             -       $  (6,324,003)
     Interest and other income       $     333,012       $           -          $             -       $     333,012
     Interest expense                $  (3,420,748)      $    (110,148)         $             -       $  (3,530,896)
     Depletion and amortization      $    (182,819)      $    (695,894)         $             -       $    (878,713)
     Segment loss                    $  (6,904,782)      $     (51,536)         $             -       $  (6,956,318)
     Segment assets                  $  29,705,272       $   7,588,610          $   229,010,370       $ 266,304,252
     Capital expenditures            $           -       $           -          $    20,951,911       $  20,951,911
----------------------------------------------------------------------------------------------------------------------

Crystallex International Corporation
Notes to the Consolidated Financial Statements
March 31, 2007
(Unaudited)
(Expressed in United States dollars)
-------------------------------------------------------------------------------



11.    COMMITMENTS AND CONTINGENCIES

       Significant changes in commitments and contingencies since those reported in the Company's annual consolidated financial statements as at December 31, 2006 are as follows:

       The Company has made certain commitments to date approximating $125 million (December 31, 2006 - $123 million), of which approximately $122 million (December 31, 2006 - $121 million) has been paid, and will be required to make additional commitments approximating $180 million, in order to complete construction of the Las Cristinas project.


12.    SUBSEQUENT EVENTS


       On April 24, 2007 the Company issued 14,375,000 shares at CDN $4.25 per share, in a bought deal with a syndicate of underwriters, for proceeds of $57,103,000 CDN after underwriting fees and expenses.

       As part of the bought deal transaction of April 24, 2007 underwriting fees of $3,666,000 CDN were paid to a company related to the Chairman of the Company.

       On May 1, 2007 the Company paid $3,061,000 to Standard Bank, to fully repay its outstanding bank loan.

                                                                     DOCUMENT 2

                      CRYSTALLEX INTERNATIONAL CORPORATION

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                 For the Three Month Period Ended March 31, 2007
           (All dollar amounts in US dollars, unless otherwise stated)

This Management Discussion and Analysis ("MD&A") of the financial condition and results of the operations of Crystallex International Corporation ("Crystallex" or the "Company") is intended to supplement and complement the unaudited interim consolidated financial statements and the related notes for the three month period ending March 31, 2007. This MD&A should be read in conjunction with both the annual audited consolidated financial statements of the Company for the year ended December 31, 2006, the related annual MD&A included in the 2006 Annual Report and the most recent Form 40-F/Annual Information Form. All dollar amounts in this MD&A are in United States dollars, unless otherwise specified. This MD&A has been prepared as of May 11, 2007.

HIGHLIGHTS

   o Submitted final technical data to the Ministry of Environment and Natural Resources ("MARN") to advance the Las Cristinas permitting process.

   o Gordon Thompson appointed as Chief Executive Officer and Bill Faust appointed as Senior Vice President and Chief Operating Officer of the Company.

   o Completed a 13,500 metre drilling program at Las Cristinas. An updated resource and reserve estimate is expected by the end of June 2007.

   o Subsequent to quarter end, completed a common share financing for net proceeds of $50.9 million.

   o     Net loss for the quarter of $8.2 million, or $0.03 per share.


KEY STATISTICS
================================================================================
                                                   Three Months Ended March 31,
                                                  2007                     2006
--------------------------------------------------------------------------------
OPERATING STATISTICS
Gold Production (ounces)                        10,284                   11,767
Gold Sold (ounces)                               9,765                   12,773
Per Ounce Data:
     Total Cash Cost (1)                          $669                     $495
     Average Realized Gold Price                  $651                     $554
     Average Spot Gold Price                      $650                     $564

FINANCIAL RESULTS ($ THOUSANDS)
Revenues                                        $6,358                   $7,079
Net Loss                                      ($8,177)                 ($6,956)
Basic Net Loss per Share                       ($0.03)                  ($0.03)
Cash Flow from Operating Activities          ($11,213)                ($11,402)

FINANCIAL POSITION ($ THOUSANDS)     AT MARCH 31, 2007     At December 31, 2006
                                     -----------------     --------------------
Cash                                            $9,411                  $28,573
Total Debt                                     $84,624                  $87,697
Shareholders' Equity                          $190,381                 $196,043

Weighted Average Common Shares
Outstanding - Basic (millions)                   246.0                    230.2
================================================================================
(1) For an explanation, refer to the section on Non-GAAP measures. The calculation is based on ounces of gold sold.

FINANCIAL RESULTS OVERVIEW

The Company recorded a net loss of $8.2 million, or $0.03 per share for the first quarter of 2007, as compared with a net loss of $7.0 million, or $0.03 per share for the comparable period in 2006. The first quarter of 2007, as compared with the same period in 2006, reflects lower revenues due to selling fewer ounces of gold and higher charges for operating costs, general and administrative expenses and stock based compensation. These were offset, in part, by lower interest expense and amortization and depletion charges in the current quarter.

Gold sales revenue for the quarter ended March 31, 2007 was $6.4 million, a decrease from $7.1 million in the corresponding quarter in 2006. The decrease in revenue was attributable to selling fewer ounces of gold, which more than offset higher realized gold prices. The Company sold 9,765 ounces of gold during the first quarter of 2006, approximately one quarter less than the 12,773 ounces sold in the corresponding quarter of 2006. In the current quarter, the Company realized an average price of $651 per ounce on gold sales, as compared with $554 per ounce for the same period in 2006.

 Cash flow from operating activities for the first quarter of 2007 was a deficit of $11.2 million as compared with a deficit of $11.4 million for the comparable quarter in 2006. The cash flow deficits in both periods are primarily attributable to interest payments of $4.7 million (payable semi annually in January and July) on the Company's $100 million of 9.375% Notes and corporate general and administrative expenses of $4.6 million and $3.5 million for the first quarters of 2007 and 2006 respectively. The Company's cash position March 31, 2007 was $9.4 million. Capital expenditures were $8.4 million during the first quarter of 2007, a decrease of $12.6 million over the same period last year. The decrease in capital spending is attributable to delays in permitting Las Cristinas.

PROJECT DEVELOPMENT

Las Cristinas

The Company's primary focus during the first quarter and continuing to date is securing the final environmental permit (the "Permit") to allow construction activities to commence at Las Cristinas. Final technical documents addressing all outstanding issues have been submitted to MARN and the Company believes MARN's technical review process is near completion. Representatives from MARN and the Ministry of Basic Industries and Mining ("MIBAM") recently completed a tour of the Las Cristinas site.

Upon receipt of the Permit, the Company will start to ramp up construction activities under the guidance of Bill Faust, recently hired as Senior Vice President and Chief Operating Officer of the Company. Mr. Faust has extensive experience in open pit mining operations and project development. Initial development activities will include hiring project development staff at Crystallex and SNC Lavalin, renegotiating construction contracts that were previously awarded in 2005 and shipping equipment to site.

In addition to permitting related activities, the Company completed a 13,500 metre drilling program at Las Cristinas in February. Mine Development Associates of Reno, Nevada has been engaged to complete an updated resource and reserve estimate, which is expected by the end of June 2007.

Since the inception of the Engineering, Procurement and Construction Management, ("EPCM") contract in April 2004, expenditures related to Las Cristinas total approximately $189 million. Of this, approximately $117 million is related to equipment, engineering services, camp catering and freight and storage under the 2005 $293 million capital budget established under the EPCM contract. The balance of the Las Cristinas expenditures were for programs not included in the capital budget, including site security, general site administration costs, environmental costs and social and community development programs. Equipment which cost approximately $62 million is in storage and will be shipped to Venezuela upon receipt of the Permit.

During the first quarter of 2007, Crystallex spent $8.4 million on Las Cristinas. Of this, approximately $1.3 million was spent on items established under the $293 million capital budget. The remainder of the first quarter expenditures included payments for site security, costs related to the 13,500 metre drilling program and site general and administrative costs.

OPERATIONS REVIEW

Production Summary
================================================================================
                                                    Three Months Ended March 31,
GOLD PRODUCTION (ounces)                           2007                    2006
--------------------------------------------------------------------------------
     La Victoria                                  2,143                     631
     Tomi Open Pits                               3,344                   5,205
     Tomi Underground                             4,259                   5,902
     Purchased Material                             538                      29
--------------------------------------------------------------------------------
TOTAL GOLD PRODUCTION (ounces)                   10,284                  11,767
--------------------------------------------------------------------------------
Total Ore Processed(1) (tonnes)                  86,682                  99,881
Head Grade of Ore Processed (g/t)                  4.24                    3.98
Total Recovery Rate (%)                             87%                     92%
Total Gold Recovered (ounces)                    10,284                  11,767
--------------------------------------------------------------------------------
TOTAL CASH COST PER OUNCE SOLD                     $669                    $495
--------------------------------------------------------------------------------
MINE OPERATING CASH FLOW(2)  ($,000)             ($179)                    $755
CAPITAL EXPENDITURES(3) ($,000)                     ---                    ----
CASH FLOW AFTER CAPITAL                          ($179)                    $755
================================================================================
(1) Ore from Tomi, La Victoria and purchased material is processed at the Company's Revemin mill.
(2) Mining Revenue less Operating Expenses (excludes exploration costs of $252,541 in the first quarter of 2007). This is a non-GAAP item.
(3) Capital Expenditures at the El Callao operating mines, excludes Las Cristinas. Since the second quarter of 2005, all costs at the El Callao operations have been expensed due to the short reserve life of these mines.

Tomi
================================================================================
                                                    Three Months Ended March 31,
100% Basis                                        2007                    2006
--------------------------------------------------------------------------------
TOMI OPEN PITS (100% CRYSTALLEX)
Tonnes Ore Mined                                36,284                  45,047
Tonnes Waste Mined                             411,258                 493,645
Tonnes Ore Processed                            33,453                  67,871
Average Grade of Ore Processed (g/t)              3.49                    2.62
Recovery Rate (%)                                  89%                     91%
--------------------------------------------------------------------------------
Production (ounces)                              3,343                   5,205
================================================================================
TOMI UNDERGROUND (100% CRYSTALLEX)
Tonnes Ore Mined                                17,922                  21,725
Tonnes Ore Processed                            18,347                  21,140
Average Grade of Ore Processed (g/t)              7.85                     9.3
Recovery Rate (%)                                  92%                     93%
--------------------------------------------------------------------------------
Production (ounces)                              4,259                   5,902
================================================================================

La Victoria

================================================================================
                                                    Three Months Ended March 31,
100% Basis                                       2007                     2006
--------------------------------------------------------------------------------
LA VICTORIA
Tonnes Ore Mined                               39,287                   11,972
Tonnes Waste Mined                            160,145                  116,805
Tonnes Ore Processed                           28,867                   10,711
Average Grade of Ore Processed (g/t)             3.00                     2.16
Recovery Rate (%)                                 77%                      85%
--------------------------------------------------------------------------------
Production (ounces)                             2,143                      631
================================================================================

Gold production of 10,284 ounces in the first quarter of 2007 was 13% lower than the first quarter of 2006 and 12% less than budget. In the first quarter of 2007, higher average ore grades were offset by processing fewer tonnes of ore and lower gold recovery rates. Lower production at the mill was attributable, in part, to open pit mining interruptions including low equipment availability, delays in receiving explosives permits and water at the Fosforito pit on the Tomi concession. Recovery of gold was lower as the current period included a greater proportion of refractory ore processed from the La Victoria deposit. In the first quarter of 2007, overall gold recovery was 87% as compared to 92% in the first quarter of 2006.

Cash flow from mining operations (Mining Revenue less Operations expenses, net of exploration) in the first quarter of 2007 was a deficit of $179,000 as compared with positive cash flow of $755,000 in the first quarter of 2006. The decrease in cash flow was attributable to higher costs and selling fewer ounces of gold (see Revenue below). The Company's total cash cost per ounce sold was $669 per ounce in the first quarter of 2007. Since the second quarter of 2005, the Company has expensed all costs at its Venezuelan operations near El Callao due to the short remaining life at the Tomi mines.

Operating costs continue to reflect the requirement for extensive waste mining at the Tomi open pits. The strip ratio, (the ratio of waste mined to ore mined) at the Tomi pits was approximately 11:1 for the first quarters of 2007 and 2006.

INCOME STATEMENT

Revenue

Revenue for the first quarter of 2007 was $6.4 million, as compared with $7.1 million for the comparable period in 2006. The decrease in revenue was attributable to selling fewer ounces of gold, which more than offset an 18% increase in realized gold prices. In the first quarter of 2007, Crystallex sold 9,765 ounces of gold and realized an average sales price of $651 per ounce, as compared with gold sales of 12,773 ounces in the first quarter of 2006 at an average realized price of $554 per ounce. Revenue is also impacted by the timing of gold sales. For example, gold sales in the first quarter of 2007 were approximately 3,008 ounces less than the same quarter of in 2006; however, gold production was only 1,483 ounces less comparing the same periods.

Operating Expenses

The Company's total cash cost of sales include mining, processing, mine administration, royalties and production taxes and exclude corporate general and administrative expenses, depreciation and depletion, financing costs, capital costs and reclamation accruals. Since the second quarter of 2005, the Company has expensed all costs at its Venezuelan operations near El Callao due to the short remaining life at its Tomi mines.

The Company's cash costs of sales were $6.8 million during the first quarter of 2007, as compared with $6.3 million in the comparable period in 2006. Despite mining and milling fewer tonnes in the first quarter of 2007 as compared with the first quarter of 2006, total costs increased as a result of a general increase in most operating areas, particularly explosives, mill consumables and labour.

On a unit cost basis, the total cash cost of gold sold in the first quarter of 2007 was $669 per ounce as compared with $495 per ounce for the same period in 2006.

Amortization and Depletion

Amortization expense related to the Company's El Callao operations decreased by approximately $0.4 million in the first quarter of 2007, as compared to the comparable period in 2006. The decrease was primarily due to the amortization of substantially all of the remaining carrying value of the Revemin mill by the end of September 2006. The depletion expense for the first quarter of 2007 was nil, as compared to approximately $0.3 million for the first quarter of 2006, as the Company's operations in El Callao were fully written down at the end of 2006.

General and Administrative Expenses

General and Administrative expenses were $4.6 million for the first quarter of 2007, as compared with $3.5 million for the corresponding quarter in 2006. The increase in General and Administrative expenses in the first quarter of 2007 principally reflects a one-time severance charge related to the change in the Company's Chief Executive Officer.

Interest Expense

Interest expense during the first quarter of 2007 was $3.2 million, as compared with $3.5 million for the same quarter in 2006. Interest expense is comprised largely of interest payable on the Company's $100 million of 9.375% Notes, which amounts to approximately $2.3 million per quarter. The balance of interest expense includes interest on the Standard Bank term loan of $0.1 million (2006:
$0.2 million) and non-cash interest accretion on the Notes and Standard Bank loan amounting to $0.8 million (2006: $1.0 million).

LIQUIDITY AND CAPITAL RESOURCES

Crystallex's principal sources of liquidity have been equity and debt financings. The Company does not expect to generate positive cash flow after operating and corporate general and administrative expenses until the Las Cristinas project is operating at full capacity.

An update of the capital estimate for Las Cristinas will be undertaken after receipt of the Permit. At that time, the Company will determine its overall funding requirements to cover the period through commercial production of Las Cristinas. The funding requirement will include the balance of capital required to complete the development of Las Cristinas, and funds to meet the Company's general and administrative expenses, debt service and financing fees. The Company intends to fund the overall requirement with existing cash and from a combination of limited recourse project debt financing and other forms of public market debt and equity financing.

Cash

On March 31, 2007 the Company had cash of $9.4 million, as compared with $28.6 million at December 31, 2006. Subsequent to quarter end, the Company received net proceeds of $50.9 million in a common share financing, (see Financing Activities below).

The change in the cash balance during the first quarter of 2007 is reconciled as follows ($ millions):

CASH AT DECEMBER 31, 2006                                              $28.6

Common Shares Issued for Cash                          $0.8
Total Sources of Cash                                                   $0.8

Operating Cash Flow Deficit                          ($11.2)
Capital Expenditures - Las Cristinas                  ($8.4)
Debt Service                                          ($0.4)
Total Uses of Cash                                                    ($20.0)

Net Use of Cash                                                       ($19.2)

CASH AT MARCH 31, 2007                                                  $9.4

Cash Flow from Operations

Cash flow from operations was a deficit of $11.2 million for the first quarter of 2007 and a deficit of $11.4 million for the comparable period in 2006. The cash flow deficits in the first quarters of 2007 and 2006 are principally attributable to expenditures on corporate general and administrative expenses and interest payments on the Company's $100 million of 9.375% Notes. Semi annual interest payments on the Notes amount to $4.7 million (payable in January and July), while general and administrative expenditures were $4.6 million in the first quarter of 2007 and $3.5 million for the first quarter of 2006.

Investing Activities

Capital expenditures during the first quarter of 2007 totalled $8.4 million, as compared with $21.0 million for the same period in 2006. The decrease in capital spending in the current quarter is due to the delay in receiving the Las Cristinas Permit.

Financing Activities

On April 24, 2007, the Company closed a public offering of 14,375,000 common shares (including 1,875,000 common shares issuable upon the exercise of an over-allotment option by the underwriters) at C$4.25 per share. Net proceeds to the Company were $50.9 million.

As a result of the common share financing, the Company was required to make a mandatory prepayment to Standard Bank Plc ("SB") under the terms of the bank loan agreement with SB. The mandatory prepayment was equivalent to $2.5 million; however, the Company decided to repay in full the entire outstanding loan balance of $3 million.

OUTSTANDING SHARE DATA

Share capital information as at May 11, 2007:

Common Shares Issued                                       260,797,406
Common Share Options                                        11,256,918
Warrants                                                    18,687,500
Fully Diluted Common Shares                                290,741,824


QUARTERLY DATA

-----------------------------------------------------------------------------------------------------------
US$,000         2007                              2006                                         2005
                  Q1              Q4         Q3         Q2        Q1              Q4          Q3        Q2
Revenue       $6,358          $5,720     $9,769     $5,520    $7,079          $6,623      $7,020    $6,301
Net (Loss)  ($8,177)       ($11,617)   ($8,815)   ($8,296)  ($6,956)       ($18,585)   ($10,338)  ($8,295)
Per Share    ($0.03)         ($0.04)    ($0.04)    ($0.04)   ($0.03)         ($0.10)     ($0.05)   ($0.04)
-----------------------------------------------------------------------------------------------------------

The quarterly trends are consistent with the explanations of the annual trends set out in the Company's 2006 40-F/Annual Information Form.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

Critical accounting estimates are those estimates that have a high degree of uncertainty and for which changes in those estimates could materially impact the Company's results. Critical accounting estimates for the Company include property evaluations, capitalization of exploration and development costs and commodity derivative contracts.

ADOPTION OF NEW ACCOUNTING POLICIES

On January 1, 2007, the Company adopted three new accounting standards that were issued by the Canadian Institute of Chartered Accountants, ("CICA"): (i) Handbook Section 1530 Comprehensive Income, (ii) Section 3855, Financial Instruments - Recognition and Measurement, (iii) Section 3865, Hedges. These standards were adopted prospectively, and accordingly, the comparative amounts for the prior periods have not been restated. There is no material impact to the Company's financial statements on adoption of these new standards.

SPECIAL NOTE REGARDING FORWARD LOOKING STATEMENTS

Certain statements included or incorporated by reference in this Management Discussion and Analysis, including information as to the future financial or operating performance of the Company, its subsidiaries and its projects, constitute forward-looking statements. The words "believe," "expect," "anticipate," "contemplate," "target," "plan," "intends," "continue," "budget," "estimate," "may," "schedule" and similar expressions identify forward-looking statements. Forward-looking statements include, among other things, statements regarding targets, estimates and assumptions in respect of gold production and prices, operating costs, results and capital expenditures, mineral reserves and mineral resources and anticipated grades and recovery rates. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by the Company, are inherently subject to significant business, economic, competitive, political and social uncertainties and contingencies. Many factors could cause the Company's actual results to differ materially from those expressed or implied in any forward-looking statements made by, or on behalf of, the Company. Such factors include, among others, risks relating to additional funding requirements, reserve and resource estimates, gold prices, exploration, development and operating risks, illegal miners, political and foreign risk, uninsurable risks, competition, limited mining operations, production risks, environmental regulation and liability, government regulation, currency fluctuations, recent losses and write-downs and dependence on key employees. See "Risk Factors" in the Company's 2006 40-F/Annual Information Form. Due to risks and uncertainties, including the risks and uncertainties identified above, actual events may differ materially from current expectations. Investors are cautioned that forward-looking statements are not guarantees of future performance and, accordingly, investors are cautioned not to put undue reliance on forward-looking statements due to the inherent uncertainty therein. Forward-looking statements are made as of the date of this Management Discussion and Analysis and the Company disclaims any intent or obligation to update publicly such forward-looking statements, whether as a result of new information, future events or results or otherwise.

RISK FACTORS

The business and operations of the Company and its affiliates are subject to risks. In addition to considering the other information in the Company's 2006 40F/Annual Information Form, which is available on SEDAR at www.sedar.com, an investor should carefully consider the following factors. Any of the following risks could have a material adverse effect on the Company, its business and future prospects.

Risks Associated with Operating in Developing Countries

   The Corporation's mineral exploration and mining operations are located in Venezuela and may be adversely affected by whatever political instability and legal and economic uncertainty that might exist in such country. The risks associated with the Corporation's foreign operations may include political unrest, labour disputes, invalidation of governmental orders, permits, agreements or property rights, risk of corruption including violations under U.S. and Canadian foreign corrupt practices statutes, military repression, war, civil disturbances, criminal and terrorist actions, arbitrary changes in laws, regulations and policies, taxation, price controls, exchange controls, delays in obtaining or the inability to obtain necessary permits, opposition to mining from environmental or other non-governmental organizations, limitations on foreign ownership, limitations on the repatriation of earnings, limitations on mineral exports, high rates of inflation and increased financing costs. These risks may limit or disrupt the Corporation's projects or operations, restrict the movement of funds or result in the deprivation of contractual rights or the taking of property by nationalization, expropriation or other means without fair compensation.

RISKS SPECIFIC TO OPERATIONS IN VENEZUELA

Political and Economic Instability

   The Corporation's principal mineral properties are located in Venezuela and as such the Corporation may be affected by political or economic instabilities there. The risks associated with carrying on business in Venezuela, in addition to those highlighted above, include, but are not limited to violent crime, which is prevalent throughout the country and includes kidnapping, smuggling and drug trafficking especially in remote areas. Changes in resource development or investment policies or shifts in political attitudes in Venezuela may adversely affect the Corporation's business. Operations may be affected in varying degrees by government regulations with respect to restrictions in production, price controls, export controls, exchange controls, income taxes, expropriation of property, maintenance of claims, environmental legislation, land use, unauthorized mining activities, land claims of local people, water use and mine safety. The effect of these factors cannot be accurately predicted.

Environmental Permit Still Required

   MIBAM completed its overall approval process of Las Cristinas on March 26, 2006. However, the Corporation has experienced delays in acquiring the Permit, which is necessary to allow commencement of construction of the mine. The Corporation continues to await the issuance of the Permit, the initial application of which was submitted in April 2004. Continued development and the ultimate commencement of commercial production are dependent upon receipt of the Permit, which will allow the Corporation to proceed to put in place financing to fund construction. As the Las Cristinas project is the Corporation's primary development project, the continued delay in receipt of the Permit could have a material adverse affect on the future of the Corporation's business, and may result in the need for additional financing. There can be no assurance as to when or if the Permit will be granted.

Exchange Controls

   Venezuela currently has exchange controls that affect the ability of companies doing business in Venezuela to convert Venezuelan source income into foreign currency. The Central Bank of Venezuela enacted such exchange control measures in 2003 in order to protect international reserves. The exchange rate, originally fixed at approximately 1,600 Bolivars /U.S.$, has since been adjusted twice upwards and presently stands fixed at 2,150 Bolivars/U.S.$. There can be no assurance that exchange controls will not continue and, if they do, that they will not adversely affect the Corporation's operations, including its ability to satisfy its foreign currency obligations.

Mine Operation Agreement

Lack of Ownership Rights
------------------------

         Under the Venezuelan Mining Law of 1999 ("VML"), all mineral resources belong to the Republic of Venezuela. In accordance with the VML, the Government of Venezuela has reserved for itself the right to directly explore and exploit the Las Cristinas deposits and has elected to do so through the CVG. See "Las Cristinas Project - Mine Operation Agreement" in the AIF. The Mine Operation Agreement is an operation agreement and does not transfer any property ownership rights or title rights to the gold produced to the Corporation. Rather, the Corporation has been authorized to exploit the Las Cristinas deposits for the CVG in accordance with the Mine Operation Agreement. The interests of the Corporation in the Las Cristinas deposits are contingent upon the Corporation continuing to satisfy its obligations under the Mine Operation Agreement. Failure to do so could result in the CVG having the right to terminate the Mine Operation Agreement.

Lack of Copper Rights
---------------------

         In addition to gold, the Las Cristinas deposits also contain very low levels of copper, 0.11% on average. Under the Mine Operation Agreement, the Corporation is only entitled to exploit the gold contained in the Las Cristinas deposits. Based on the feasibility studies carried out by the Corporation and following discussions with the CVG, the Corporation has determined that exploiting the copper contained in the Las Cristinas deposits would detract from the economics of the Las Cristinas project. The Corporation does not need the right to exploit the copper contained in the Las Cristinas deposits in order to exploit the gold and does not currently intend to negotiate with the CVG for the right to exploit the copper contained in the Las Cristinas deposits.

Although the Corporation does not believe that the MIBAM would do so, the MIBAM retains the right to grant exploitation and other rights with respect to the copper contained in the Las Cristinas deposits to the CVG or a third party. The Corporation has been advised by its Venezuelan counsel that:

(a) if the MIBAM grants the right to exploit the copper contained in the Las Cristinas deposits to the CVG, subject to fulfilling all necessary requirements of Venezuelan law (including the additional grant by the MIBAM to the CVG of the right to negotiate the exploitation of the copper with third parties), the CVG has agreed under the terms of the Mine Operation Agreement to negotiate the exploitation of the copper with the Corporation; and
(b) if the MIBAM grants the right to exploit the copper contained in the Las Cristinas deposits to a third party, the Corporation's right under the Mine Operation Agreement to exploit the gold contained in the Las Cristinas deposits would, as a matter of Venezuelan law, take precedence over the third party's right to exploit the copper.


   If the MIBAM grants the right to exploit the copper contained in the Las Cristinas deposits to the CVG, there can be no assurance that the MIBAM will grant to the CVG the additional right to negotiate the exploitation of the copper with third parties or that the Corporation will be able to negotiate an agreement with respect to the exploitation of the copper with the CVG. Also, if the MIBAM grants the right to exploit the copper contained in the Las Cristinas deposits to a third party, or if the MIBAM grants the right to exploit the copper contained in the Las Cristinas deposits to the CVG and the CVG grants the right to exploit the copper to a third party, there can be no assurance that the Corporation will be successful under Venezuelan law in asserting that its right to exploit the gold contained in the Las Cristinas deposits takes precedence over the third party's right to exploit the copper.

Proposed Amendments to Mining Laws

   A draft proposal to amend the Venezuelan mining laws (the "Draft Mining Bill") was submitted to the Venezuelan National Assembly in May 2006 and is being reviewed by a sub-commission of the Permanent Commission of Energy and Mines. In connection with the proposed new mining laws, the Government of Venezuela has indicated that it would review all existing mining companies in a single comprehensive exercise to identify whether companies are in compliance with their existing mineral title terms and conditions. Compliant companies would continue to qualify under the new regime on the same terms and conditions. MIBAM issued its formal approval of the Las Cristinas project on March 26, 2006 and Management believes that the Corporation is in compliance with its existing title terms and conditions. However, the date for the completion of the Government of Venezuela's review has been deferred several times and it is unclear when such announcement will take place. As the Draft Mining Bill is at a very preliminary state, it is impossible to predict when, or if, it will be enacted into law or what the final provisions of such law will be, if enacted. Additionally, from time to time, other draft mining laws may be proposed. Management understands that another draft mining law has been submitted to the Venezuelan National Assembly although it has yet to be initially debated.

   Due to the uncertainty surrounding the creation of a national mining company, possible amendments to the Draft Mining Bill prior to its enactment into law (which could include control of all mining projects without fair compensation by the Venezuelan Government or other amendments which may not be in the Corporation's favour) and the possible introduction of other draft mining laws, the Corporation cannot provide any assurance that changes to current Venezuelan mining law will not materially adversely affect the Corporation's ability to develop and operate the Corporation's Venezuelan properties, although, based on a review of the current Draft Mining Bill by the Corporation's Venezuelan counsel, Management believes that the Corporation's properties will not be affected adversely if the Draft Mining Bill were enacted into law in its present form.

   On February 1, 2007 the National Assembly of the Republic of Venezuela issued the "Law which Authorizes the President of the Republic to Issue Decrees with Rank and Force of Law in those Matters Delegated" (the "Decree Law"), which empowers the President of Venezuela to approve changes to certain laws without consulting Congress for a period of 18 months. The Decree Law does not include any direct mention of, or references to, mining matters and, accordingly, such matters remain within the exclusive competence of the National Assembly. Therefore, approval of the Draft Mining Bill, or any other amendments to Venezuelan mining laws, requires the authorization of the National Assembly. There is no assurance that the Government of Venezuela will not issue further decrees or otherwise attempt to modify existing mining rights or other laws affecting the Corporation, its Venezuelan properties and its ability to operate in Venezuela.

Arbitration Proceedings
   The Corporation is a party that is interested in, but is not a party to, an ongoing arbitration. See "Legal Proceedings -- Withdrawal of MINCA Litigation -- Vanessa Arbitration" in the AIF, available electronically at www.sedar.com and www.sec.gov.

Sale of Gold

   For the past several years, the Corporation sold all of its Venezuelan gold production to the Central Bank of Venezuela. In June 2006, the Central Bank of Venezuela informed the Corporation it was suspending purchase of gold from the Corporation. During June and July, the Corporation sold gold to accredited third parties within Venezuela and in August 2006 the Central Bank resumed purchasing gold from the Corporation. The Corporation is updating the registration of its export licence which will also allow it to export and sell gold outside of Venezuela. Pending the update of the Corporation's export licence, should the Corporation be unable to sell gold within Venezuela, it could have an adverse effect on the Corporation's revenues, cash flow and profitability in the short-term.

Unauthorized Miners

   The Corporation's operations may also be affected by the presence of unauthorized miners which is not uncommon in the gold mining areas of the Guyana Shield area of northern South America, including Venezuela. The methods used by unauthorized miners to extract gold are typically harmful to the environment and may be disruptive of authorized mining operations. Although the Corporation, in conjunction with the local authorities, employs strategies to control the presence of unauthorized miners, there can be no assurance that these strategies will be successful or that the Corporation's operations will not be adversely affected by the presence of unauthorized miners.

Imataca Forest Reserve

   In addition to the general risks associated with environmental regulation and liability (see "Risk Factors - General Risk Factors - Environmental Regulation and Liability"), the Las Cristinas deposits are located within the Imataca Forest Reserve (the "Forest Reserve"). On September 22, 2004, Presidential Decree 3110, which establishes an ordinance plan and regulations for the use of the Forest Reserve, permits various activities (including mining) in up to 13% of the Forest Reserve and establishes the legal framework for such activities, was issued. Presidential Decree 3110 was issued in response to previous Presidential Decree 1850, the latter of which was issued in May 1997. Decree 1850 reserved an even larger part of the Forest Reserve for various activities and became subject to a legal challenge before the Venezuelan Supreme Court. The Venezuelan Supreme Court issued a prohibition order on November 11, 1997 prohibiting the relevant government authorities from granting concessions, authorization and any other acts relating to various mining activities in the Forest Reserve under Decree 1850 until the Venezuelan courts ruled on the merits of the nullity action. It is possible that Presidential Decree 3110 could be similarly challenged and that such challenge, if ultimately successful, could prevent the Corporation from exploiting or fully exploiting the Las Cristinas deposits.

   Venezuelan Decree No. 1257 establishes the environmental assessment requirements for mining projects. The Corporation was advised that the Las Cristinas project is not a new project and, accordingly, Article 40 of Decree 1257 does not apply since no significant increase in environmental impact is predicted.

GENERAL RISK FACTORS

Title to Mineral Properties

   Acquisition of title to mineral properties is a very detailed and time-consuming process. Title to, and the area of, mineral properties may be disputed or impugned. Although the Corporation has investigated its title to the mineral properties for which it holds concessions or mineral leases or licenses, there can be no assurance that the Corporation has valid title to such mineral properties or that its title thereto will not be challenged or impugned. For example, mineral properties sometimes contain claims or transfer histories that examiners cannot verify; and transfers under foreign law often are complex. The Corporation does not carry title insurance with respect to its mineral properties. A successful claim that the Corporation does not have title to a mineral property could cause the Corporation to lose its rights to mine that property, perhaps without compensation for its prior expenditures relating to the property. Furthermore, as noted above under "Risks Specific to Operations in Venezuela - Mine Operation Agreement - Lack of Ownership Rights." the Mine Operation Agreement does not transfer any property ownership rights to the Corporation.

   In 2005 the Government of Venezuela announced that it would be changing the mining title regime from a system where title was granted in the form of joint ventures or either concessions or operating contracts to a system where all new economic interests would be granted in the form of operating contracts. In order to effect this change, the Government advised that it would need to create a national mining company which would be the nation's contracting party covering the entire country of Venezuela. The Government also indicated that, given this change in title regime, it would also be appropriate to review all existing mining companies in a single comprehensive exercise to ensure that only companies found to be in compliance with their existing title terms and conditions would qualify for the new title. This review was completed as of December 31, 2005. MIBAM completed its approval process for the Las Cristinas project at the end of March 2006. However, there is no assurance that the Government will not issue further decrees or otherwise attempt to modify existing mining rights.

Environmental Regulation and Liability

   The Corporation's activities are subject to laws and regulations controlling not only mineral exploration and exploitation activities themselves but also the possible effects of such activities upon the environment. Environmental legislation may change and make the mining and processing of ore uneconomic or result in significant environmental or reclamation costs. Environmental legislation provides for restrictions and prohibitions on spills, releases or emissions of various substances produced in association with certain mineral exploitation activities, such as seepage from tailings disposal areas that could result in environmental pollution. A breach of environmental legislation may result in the imposition of fines and penalties or the suspension or closure of operations. In addition, certain types of operations require the submission of environmental impact statements and approval thereof by government authorities. Environmental legislation is evolving in a manner which may mean stricter standards and enforcement, increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects and a heightened degree of responsibility for companies and their directors, officers and employees. Permits from a variety of regulatory authorities are required for many aspects of mineral exploitation activities, including closure and reclamation. Future environmental legislation could cause additional expense, capital expenditures, restrictions, liabilities and delays in the development of the Corporation's properties, the extent of which cannot be predicted.

   In the context of environmental permits, in particular the approval of closure and reclamation plans, the Corporation must comply with standards and laws and regulations which may entail costs and delays depending on the nature of the activity to be permitted and how stringently the regulations are implemented by the permitting authority. In accordance with applicable laws, the Corporation has provided various forms of financial assurances to cover the cost of reclamation activities. However, there can be no assurance that the Corporation will not incur reclamation costs that are in excess of such financial assurances. While the Corporation plans to establish a reserve for reclamation activities, there can be no assurance that the combination of the reserve and financial assurances will be sufficient to meet future reclamation standards, if such standards are materially more stringent than existing standards. The Corporation does not maintain environmental liability insurance. The Corporation has adopted high standards of environmental compliance; however, failure with or unanticipated changes in

Venezuela's laws and regulations pertaining to the protection of the environment in the future could adversely affect the Corporation.

Additional Funding Requirements

   Under the terms of the Mine Operation Agreement, the Corporation is required, among other things, to make all necessary investments and complete all works necessary to reactivate the Las Cristinas deposits, to design, construct and operate a processing plant to process gold for its subsequent commercialization and sale and to return the mine, its installations and equipment to the CVG upon termination of the Mine Operation Agreement. In order to carry out the Las Cristinas project and its other mining projects, the Corporation will need to raise substantial additional financing which may include one or more of non-recourse project debt and other forms of public markets debt and equity.

   In September 2005, the Corporation issued C$10 million of 5% unsecured notes due March 13, 2006 to Azimuth and established a C$60 million equity draw down facility with the same entity. The agreements between Azimuth and the Corporation stipulated that, until the C$10 million principal value of the unsecured notes was repaid, 50% of the proceeds of each draw under the equity draw down facility would be applied to repay the unsecured notes. During the fourth quarter of 2005, the Corporation received gross proceeds of C$21.6 million under the equity draw down facility, a portion of which was used to repay the outstanding C$10 million principal value of the unsecured notes. In January 2006, the Corporation raised additional gross proceeds of C$5.0 million under the equity draw down facility. In February 2006, the Corporation received gross proceeds of U.S.$31.3 million under a private placement of units. In July 2006 the Corporation received U.S.$6.04 million from the early exercise of warrants held by Riverview Group LLC. On August 11, 2006, the Corporation issued 10,125,000 units, each unit comprised of one common share and one-half of one common share purchase warrant, for an aggregate price of C$32.4 million. On April 24, 2007, the Corporation issued 14,375,000 common shares at C$4.25 per share and received gross proceeds of C$61.1 million. Despite these financings, the Corporation has limited access to financial resources and there can be no assurance that sufficient additional financing will be available to the Corporation on acceptable terms or at all. Failure to obtain such additional financing could result in a delay or the indefinite postponement of the Las Cristinas project and other mining projects of the Corporation and could also result in the Corporation defaulting in the performance of its obligations under the Mine Operation Agreement.

Reserve and Resource Estimates

   The Corporation's reported mineral reserves and resources are estimates only. As a result, there can be no assurance that they will be recovered at the rates estimated or at all. Mineral reserve and resource estimates are based on limited sampling and are uncertain because the samples may not be representative. Mineral reserve and resource estimates may require revision (either up or down) based on actual production experience. Market fluctuations in the price of metals, increased production costs or reduced recovery rates may render estimated mineral reserves and resources uneconomic and may ultimately result in a restatement of mineral reserves and resources. In addition, short-term operating factors, such as the need for sequential development of mineral deposits and the processing of new or different ore grades, may adversely affect the Corporation's profitability in any particular accounting period. If its mineral reserve and resource estimates are incorrect, the Corporation will not correctly allocate its financial resources, causing it either to spend too much on what could be a less than economic deposit or to fail to mine what could be a significant deposit.

Mineral Exploration and Exploitation

   Mineral exploration and exploitation involves a high degree of risk. Few properties that are explored are ultimately developed into producing mines. Unusual or unexpected formations, formation pressures, fires, power outages, labour disruptions, flooding, explosions, tailings impoundment failures, cave-ins, landslides and the inability to obtain adequate machinery, equipment or labour are some of the risks involved in mineral exploration and exploitation activities. The Corporation has relied on and may continue to rely on consultants and others for mineral exploration and exploitation expertise. Substantial expenditures are required to establish mineral reserves and resources through drilling, to develop metallurgical processes to extract the metal from the material processed and, in the case of new properties, to develop the mining and processing facilities and infrastructure at any site chosen for mining. There can be no assurance that the Corporation will discover mineral reserves and resources in sufficient quantities to justify exploitation or that the funds required to exploit any mineral reserves and resources discovered by the Corporation will be obtained on a timely basis or at all. The economics of exploiting mineral reserves and resources discovered by the Corporation are affected by many factors, many outside the control of the Corporation, including the cost of operations, variations in the grade of material mined and metals recovered, price fluctuations in the metal markets, costs of processing equipment, continuing access to smelter facilities on acceptable terms and other factors such as government regulations, including regulations relating to royalties, allowable production, importing and exporting of minerals and environmental protection. There can be no assurance that the Corporation's mineral exploration and exploitation activities will be successful.

Uninsurable Risks

   Mineral exploration and exploitation activities involve numerous risks, including unexpected or unusual geological operating conditions, rock bursts, cave-ins, fires, floods, earthquakes and other environmental occurrences and political and social instability. It is not always possible to obtain insurance against all such risks and the Corporation may decide not to insure against certain risks as a result of high premiums or other reasons. Should such liabilities arise, they could negatively affect the Corporation's profitability and financial position and the value of the common shares of the Corporation. The Corporation does not maintain insurance against environmental risks.

Competition

   The competition to discover and acquire mineral properties considered to have commercial potential is intense. The Corporation competes with other mining companies, many of which have greater financial resources than the Corporation, with respect to the discovery and acquisition of interests in mineral properties and the recruitment and retention of qualified employees and other personnel to carry on its mineral exploration and exploitation activities. There can be no assurance that the Corporation will be able to successfully compete against such companies.

Dependence on Limited Mining Operations and Properties

   The Corporation's Tomi operations and Revemin mill currently account for substantially all of the Corporation's mineral production and revenues. Any adverse development affecting these operations could adversely affect the Corporation's financial performance and results of operations. Furthermore, future results for the Corporation depend largely on the Las Cristinas project, which is currently in the development stage and which may never be developed into a commercially viable mining operation. Any event, or combination thereof, which adversely affects the Las Cristinas project (whether the property itself or the Corporation's ability to finance and/or construct and operate a commercially viable mine on the property), would adversely impact the Corporation's future performance.

Production Risks

   The Corporation prepares estimates of future production at its operations. Failure to meet these estimates could adversely affect the corporation's profitability, cash flows and financial position. There can be no assurance that the Corporation will achieve its production estimates.

   The Corporation's actual production may vary from its estimates for a variety of reasons, including actual ore mined varying from estimates of grade, tonnage, dilution and metallurgical and other characteristics; short-term operating factors such as the need for sequential development of ore bodies and the processing of new or different ore grades from those planned; mine failures, slope failures or equipment failures; industrial accidents; natural phenomena such as inclement weather conditions, floods, droughts, rock slides and earthquakes; encountering unusual or unexpected geological conditions; changes in power costs and potential power shortages; shortages of principal supplies needed for operation, including explosives, fuels, chemical reagents, water, equipment parts and lubricants; labour shortages or strikes; civil disobedience and protests; and restrictions or regulations imposed by governmental or regulatory authorities or other changes in the regulatory environments. Such occurrences could result in damage to mineral properties, interruptions in production, injury or death to persons, damage to property of the Corporation or others, monetary losses and legal liabilities. These factors may cause a mineral deposit that has been mined profitably in the past to become unprofitable forcing the Corporation to cease production. These factors also apply to the Corporation's future operations. For example, it is not unusual for new mining and processing operations to experience unexpected problems during the start-up phase.

   In addition to the general production risks outlined above, one of the most significant physical production issues the Corporation faces in the Las Cristinas project pertains to the heavy amount of rainfall the area receives (an average of 3.3 m/year). MDA has accounted for anticipated time lost due to rainfall in scheduling production and determining equipment requirements, which is consistent with the range of practice employed by the iron ore and bauxite mining industry in the same high rainfall region in Venezuela as well as comparable mining operations in similar or greater rainfall regions of Guyana, Suriname and Brazil. Regardless, actual mining experience with the combination of wet saprolite and high rainfall rates may require adjustment of these estimates.

Regulations and Permits

   The Corporation's activities are subject to wide variety of laws and regulations governing health and worker safety, employment standards, waste disposal, protection of the environment, protection of historic and archaeological sites, mine development and protection of endangered and protected species and other matters. The Corporation is required to have a wide variety of permits from governmental and regulatory authorities to carry out its activities. These permits relate to virtually every aspect of the Corporation's exploration and exploitation activities. Changes in these laws and regulations or changes in their enforcement or interpretation could result in changes in legal requirements or in the terms of the Corporation's permits that could have a significant adverse impact on the Corporation's existing or future operations or projects. Obtaining permits can be a complex, time-consuming process. There can be no assurance that the Corporation will be able to obtain the necessary permits on acceptable terms, in a timely manner or at all. The costs and delays associated with obtaining permits and complying with these permits and applicable laws and regulations could stop or materially delay or restrict the Corporation from continuing or proceeding with existing or future operations or projects. Any failure to comply with permits and applicable laws and regulations, even if inadvertent, could result in the interruption or closure of operations or material fines, penalties or other liabilities.

Gold Price Volatility

   The gold price can fluctuate widely and is affected by numerous factors beyond the Corporation's control, including industrial and jewellery demand, inflation and expectations with respect to the rate of inflation, the strength of the U.S. dollar and other currencies, interest rates, gold sales by central banks, forward sales by producers, global or regional political or financial events, and production and cost levels in major gold-producing regions. The gold price is also subject to rapid short-term changes due to speculative activities. During the period 1998 to 2006, the gold price fluctuated between a low of U.S.$253 per ounce and a high of U.S.$725.75 per ounce. On May 4, 2007, the p.m. fixing price of gold sold in the London Bullion Market was U.S.$688.80 per ounce.

   The Corporation's revenues, cash flow, profitability and the market price of the common shares of the Corporation are significantly affected by changes in the gold price. If the gold price declines below the cost of production at any of the Corporation's operations for a significant period, the Corporation may be required to suspend or terminate production at the affected operation. In addition, the Corporation may be required to restate its mineral reserves and resources, write down its investment and increase or accelerate reclamation and closure charges at the affected operation. Any of these developments could negatively affect the Corporation's profitability, cash flows and financial position. Accordingly, even if the Corporation discovers and produces gold, there can be no assurance that the gold price will be high enough to enable the Corporation to sell the gold produced by it profitably.

Currency Fluctuations

   Currency fluctuations may affect costs at the Corporation's operations. Gold is sold throughout the world based principally on a U.S. dollar price, but a portion of the Corporation's operating expenses is in non-U.S. dollar currencies. Any appreciation of these non-U.S. dollar currencies against the U.S. dollar could negatively affect the Corporation's profitability, cash flows and financial position.

Credit and Market Risks

   The Corporation enters into financial agreements (financial instruments) with major international banks, other international financial institutions and other accredited third parties in order to manage underlying revenue and future cash flow exposures arising from commodity prices. Financial instruments, which subject the Corporation to market risk and concentrations of credit risk, consist primarily of cash and accounts receivable.

   Market risk is the risk that the value of a financial instrument might be adversely affected by a change in interest rates or currency exchange rates. The Corporation manages the market risk associated with commodity prices by establishing and monitoring parameters that limit the types and degree of market risk that may be undertaken.

   Credit risk is the risk that counterparty might fail to fulfill its performance obligations under the terms of a contract. The Corporation limits the amount of credit exposure in cash and securities by placing these financial instruments in high quality securities issued by government agencies, financial institutions and major corporations and by diversifying its holdings. The Corporation also has concentrations of credit risk with respect to accounts receivable as the accounts receivable are due from one customer, the Venezuelan Central Bank.

   The Corporation is exposed to credit risk in the event of non-performance by counterparties in connection with metal forward and option contracts. The Corporation does not obtain any security to support financial instruments subject to credit risk but mitigates this risk by dealing only with a diverse group of financially sound counterparties and, accordingly, does not anticipate loss for non-performance. Further, the Corporation minimizes its credit risk in derivative instruments by entering into transactions with high-quality counterparties whose credit ratings are high and by monitoring the financial condition of its counterparties. The Corporation continually monitors the market risk of its activities. The Corporation currently does not have metal forward and option contracts.

Recent Losses and Write-downs

   The Corporation incurred net losses in each of 2006, 2005, and 2004. The Corporation's deficit at December 31, 2006 was U.S.$287.2 million. The Corporation's profitability depends, among other things, on the gold price, gold production and cash operating costs at its operations and other factors discussed in this section of the AIF. Substantially all of these factors are beyond the control of the Corporation. There can be no assurance that the Corporation will become profitable in the near future.

   As part of the preparation of its audited comparative consolidated financial statements for the years ended December 31, 2004 and 2003, the Corporation undertook a detailed review of the carrying value of its mineral properties, deferred exploration costs and plant and equipment. These reviews resulted in combined asset write-downs of U.S.$49.5 million in the 2003 and 2004 financial statements.

Dependence on Key Employees

   The Corporation's business and operations are dependent on retaining the services of a small number of key management personnel. The success of the Corporation is, and will continue to be, to a significant extent, dependent on the expertise and experience of the directors and senior management. The loss of one or more of these people could have a materially adverse effect on the Corporation. The Corporation does not maintain insurance on any of its key employees. Due to the length of time in obtaining the Permit, the Corporation has granted retention bonuses to certain members of senior management. Further delays in obtaining the Permit may make it more difficult for the Corporation to retain key employees.

Compliance with Sarbanes-Oxley Act of 2002

   Passed by the U.S. Congress on July 30, 2002, the Sarbanes-Oxley Act of 2002 ("Sarbanes-Oxley") requires companies to, among other things, have management provide a report on such company's internal controls with respect to financial reporting. During the preparation of the Corporation's financial statements for the year ended December 31, 2006, the Corporation identified certain material weaknesses in its internal control over financial reporting. Because of the identification of such material weaknesses, management of the Corporation believes that, as of December 31, 2006, the Corporation's internal control over financial reporting was not effective. Management's evaluation of, and report on, the Corporation's internal controls over financial reporting is set out in the Corporation's Annual Report on Form 40-F for the fiscal year ended December 31, 2006 under the heading "Management's Annual Report on Internal Control Over Financial Reporting".

   There can be no assurance that the Corporation will be able to adequately remediate its currently known weaknesses or that the Corporation's internal controls over financial reporting will be free of material weaknesses in future periods, which could cause the market price of the Corporation's common shares to decline and could lead to shareholder litigation. In addition, the discovery of additional material weaknesses will likely result in the Corporation having to incur costs to fix the internal controls for financial reporting as well as costs to remediate any financial inaccuracies. Management estimates that remediation of the material weaknesses discovered in fiscal 2006 will cost approximately C$200,000 to C$300,000. The aggregate final costs of addressing such weaknesses, however, cannot be assured. Any remediation costs for the discovery of additional material weaknesses in future periods are unknown.

Common Share Price Volatility

   The market price of the common shares of the Corporation could fluctuate significantly based on a number of factors in addition to those listed in this Prospectus, including:

   o the Corporation's operating performance and the performance of competitors and other similar companies;

   o the public's reaction to the Corporation's press releases, other public announcements and the Corporation's filings with the various securities regulatory authorities;

   o changes in earnings estimates or recommendations by research analysts who track the common shares or the shares of other companies in the resource sector;

   o     changes in general economic conditions;

   o the number of the common shares to be publicly traded after this offering;

   o     the arrival or departure of key personnel;

   o acquisitions, strategic alliances or joint ventures involving the Corporation or its competitors; and

   o     gold price volatility.

   In addition, the market price of the common shares of the Corporation are affected by many variables not directly related to the Corporation's success and are, therefore, not within the Corporation's control, including other developments that affect the market for all resource sector shares, the breadth of the public market for the common shares and the attractiveness of alternative investments. The effect of these and other factors on the market price of common shares on the exchanges on which the Corporation trades has historically made the Corporation's share price volatile and suggests that the Corporation's share price will continue to be volatile in the future.

Potential Dilution

   As at March 31, 2007, the Corporation has outstanding options to purchase 11,048,489 common shares of the Corporation (including 1,078,833 options outstanding that were not fully vested) and warrants to purchase approximately 18,687,500 common shares of the Corporation (including 12,250,000 warrants that do not become effective until after the receipt of the Permit). The issue of common shares of the Corporation upon the exercise of the options and warrants will dilute the ownership interest of the Corporation's current shareholders. The Corporation may also issue additional option and warrants or additional common shares from time to time in the future. If it does so, the ownership interest of the Corporation's then current shareholders could also be diluted.

Enforcement by Investors of Civil Liabilities

   The enforcement by investors of civil liabilities under United States federal securities laws may be adversely affected by the fact that the Corporation is organized under the laws of Canada, that most of its officers and directors and most of the experts named in this Annual Information Form are residents of Canada, and that a substantial portion of the Corporation's assets and the assets of a majority of the Corporation's directors and officers and the experts named in this Annual Information Form are located outside the United States. Furthermore, it may not be possible to enforce against the Corporation or its directors, officers or experts, judgments contained in U.S. courts. The Corporation believes that a monetary judgment of a Canadian court predicated solely on the Canadian civil liability regime would likely be enforceable in the U.S. if the Canadian court in which the judgment was obtained had a basis for jurisdiction in the matter that was recognized by a U.S. court for such purposes. However, the Corporation can provide no assurances to this effect.

Operating Losses are Expected to Continue In the Near Future

   The Corporation has experienced losses from operation for each of the last three years. The Corporation expects that it will continue to incur losses, and possibly incur increased losses, until the Las Cristinas mine is operational. The Corporation expects that this trend will reverse if and when gold is produced from the future Las Cristinas mine in commercial quantities at prices equal to or in excess of the prices assumed in the 20,000 TPD Feasibility Study.

Future Hedging Activities

   The Corporation has not entered into forward contracts or other derivative instruments to sell gold that it might produce in the future. Although the Corporation has no near term plans to enter such transactions, it may do so in the future if required for project financing. Forward contracts obligate the holder to sell hedged production at a price set when the holder enters into the contract, regardless of what the price is when the product is actually mined. Accordingly, there is a risk that the price of the product is higher at the time it is mined than when the Corporation entered into the contracts, so that the product must be sold at a price lower than could have been received if the contract was not entered. There is also the risk that the Corporation may have insufficient gold production to deliver into forward sales positions. The Corporation may enter into option contracts for gold to mitigate the effects of such hedging.

No Payment of Cash Dividends in the Near Future

   Given that the Corporation is currently in the development stage for its principal property, the Las Cristinas project, the Corporation intends to retain its earning to finance the growth and development of the business rather than pay dividends to shareholders. The Corporation does not intend to declare or pay cash dividends in the near future, nor has it done so since its inception. In the event that the Corporation decides to declare and pay cash dividends in the future, such a decision will made entirely in the discretion of the board of directors and shall be dependent on factors such as the existing earnings, capital requirements, future business opportunities, financing agreements and market conditions for the Corporation's shares and the underlying commodities markets.


REPORT ON DISCLOSURE CONTROLS AND PROCEDURES

Internal Control over Financial Reporting

Pursuant to Multilateral Instrument 52-109 - Certification of Disclosure in Issuer's Annual and Interim Filings, the Company evaluated the effectiveness of its disclosure controls and procedures (the "Disclosure Controls") as at quarter end March 31, 2007 under the supervision and with the participation of the President and Chief Executive Officer and the Chief Financial Officer. Based on the results of this evaluation, with the exception of those weaknesses identified in the December 31, 2006 MD&A, the President and Chief Executive Officer and the Chief Financial Officer concluded that the design and operation of the Disclosure Controls were effective and that the Disclosure Controls provide reasonable assurance that material information relating to Crystallex and its subsidiaries is made known to the Company by others within those entities.

NON GAAP MEASURES

Total cash costs per ounce are calculated in accordance with the Gold Institute Production Cost Standard, (the "Standard"). The total cash cost per ounce data are presented to provide additional information and are not prepared in accordance with Canadian or U.S. GAAP. The data should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP. The measures are not necessarily indicative of operating profit or costs of operations as determined under Canadian or U.S. GAAP. The total cash cost per ounce calculation is derived from amounts included in the Operating Expense line on the Statement of Operations. As this line item is unchanged under US GAAP, the total cash cost per ounce figure is similarly unchanged using US GAAP results of operations.

Data used in the calculation of total cash costs per ounce may not conform to other similarly titled measures provided by other precious metals companies. Management uses the cash cost per ounce data to access profitability and cash flow from Crystallex's operations and to compare it with other precious metals producers. Total cash costs per ounce are derived from amounts included in the Statement of Operations and include mine site operating costs such as mining, processing, administration, royalties and production taxes but exclude amortization, reclamation, capital expenditures and exploration costs.

Total cash costs per ounce may be reconciled to our Statement of Operations as follows:

================================================================================
                                                    Three Months Ended March 31,
                                                    2007                  2006
--------------------------------------------------------------------------------
Operating Costs per Financial Statements       6,789,976            $6,324,003
Exploration Expenditure Adjustment              $252,541                   ---
Operating Costs for Per Ounce Calculation     $6,537,435            $6,324,003

Gold Ounces Sold                                   9,765                12,773
Total Cash Cost Per Ounce Sold                      $669                  $495
================================================================================

Additional information relating to Crystallex, including the 2006 40-F/Annual Information Form, is available on SEDAR at www.sedar.com.
                                           -------------

                                   SIGNATURES


         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                        CRYSTALLEX INTERNATIONAL CORPORATION
                                        ---------------------------------------
                                                    (Registrant)

Date:  May 14, 2007                     By:   /S/ ROBERT CROMBIE
       ---------------------                  ---------------------------------
                                              Name:  Robert Crombie
                                              Title: Senior Vice President,
                                                     Corporate Development